FOR IMMEDIATE RELEASE                             Contact: Kent A. McKee
April 18, 1996                                            (316) 636-6300



MUELLER INDUSTRIES, INC. ANNOUNCES
FIRST QUARTER EARNINGS INCREASED BY 32 PERCENT



Wichita, KS - Mueller Industries, Inc. (NYSE MLI) today reported a 32 percent increase in net income for the first quarter of 1996 compared with the same quarter of 1995. Gross profit, net income, pounds of product produced and shipped, and earnings per share, all reached record levels. Net sales for the first quarter of 1996 totaled $180.5 million, an increase of 5.1 percent over net sales of $171.8 million for the first quarter of 1995. Earnings for the first quarter of 1996 were $13.3 million, or 69 cents per share, compared to earnings of $10.1 million or 53 cents per share for the same quarter of 1995. Average shares outstanding totaled 19,368,000 in 1996 and 18,898,000 in 1995.

Harvey L. Karp, Chairman stated, "Over the past 24 months, our Company has invested approximately $100 million in capital improvement programs. The purpose was to reduce costs, update technology, and increase productivity and yield. In the first quarter of 1996, we realized the initial increment of benefits these programs were designed to achieve. We believe that additional benefits will accrue as the year progresses. By year-end, we expect to fully benefit from these programs."

Mueller Industries, Inc. is a leading and diversified fabricator whose products include copper tube and fittings; brass and copper alloy rods, bars and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company also owns a short line railroad in Utah, a placer gold mining operation in Alaska, and other natural resource properties.


















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
MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                              For the Quarter Ended
                                         March 30, 1996          April 1, 1995
Net sales                                $   180,515             $   171,770

Cost of goods sold                           143,532                 140,560
Depreciation and amortization                  4,450                   3,646
Selling, general, and
   administrative expense                     13,904                  12,967
                                             -------                 -------
Operating income                              18,629                  14,597

Interest expense                              (1,240)                 (1,377)
Other income, net                              1,880                   1,473
                                             -------                 -------
Income before taxes                           19,269                  14,693
Income tax expense                             5,977                   4,643
                                             -------                 -------

Net income                               $    13,292                $ 10,050
                                             =======                 =======

Net income per share:
   Primary:
      Average shares outstanding              19,368                  18,898
      Net income                         $      0.69             $      0.53
                                             =======                 =======

   Fully Diluted:
      Average shares outstanding              19,464                  18,956
      Net income                         $      0.68             $      0.53
                                             =======                 =======




















MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                         March 30, 1996      December 30, 1995
ASSETS
Cash and cash equivalents                $   45,471              $   48,357
Accounts receivable, net                     99,328                  83,712
Inventories                                  64,731                  66,360
Other current assets                         15,180                  12,609
                                            -------                 -------
     Total current assets                   224,710                 211,038

Property, plant and equipment, net          224,116                 221,012
Other assets                                 18,352                  18,785
                                            -------                 -------
                                         $  467,178              $  450,835
                                            =======                 =======

Liabilities and Stockholders' Equity

Current portion of long-term debt        $   16,837              $   16,249
Accounts payable                             23,159                  16,931
Other current liabilities                    35,823                  34,704
                                            -------                 -------
     Total current liabilities               75,819                  67,884

Long-term debt                               55,792                  59,653
Other noncurrent liabilities                 35,891                  37,423
                                            -------                 -------
     Total liabilities                      167,502                 164,960

Minority interest in subsidiaries               325                       -

Stockholders' equity                        299,351                 285,875
                                            -------                 -------
                                         $  467,178              $  450,835
                                            =======                 =======

Book value per share                     $    17.23              $    16.48
                                            =======                 =======











